Exhibit 3.1
AMENDMENT TO THE BYLAWS
OF
PEDEVCO CORP.

Effective October 21, 2016, Section 3.8 of the Bylaws of PEDEVCO Corp. (the “Company”), as amended and restated to date, is hereby amended and restated in its entirety as follows:
“3.8           Quorum. Except as otherwise required by law, the holders of 33 1/3% of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes at any meeting of the Stockholders. In the absence of a quorum at any meeting or any adjournment thereof, the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, or, in the absence therefrom of all the Stockholders, any officer entitled to preside at, or to act as secretary of, such meeting may adjourn such meeting to another place, date or time.
If the chairman of the meeting gives notice of any adjourned special meeting of Stockholders to all Stockholders entitled to vote thereat, stating that the minimum percentage of stockholders for a quorum provided by Texas law shall constitute a quorum, then, except as otherwise required by law, that percentage at such adjourned meeting shall constitute a quorum and a majority of the votes cast at such meeting shall determine all matters.”